Exhibit 2.2

ESCROW AGREEMENT

This Escrow Agreement (this “Escrow Agreement”), dated as of July 14, 2008, is made and entered into by and among Entorian Technologies Inc., a Delaware corporation (“Acquiror”), Wells Fargo Bank, N.A. (“Escrow Agent”), as escrow agent, and Centennial Ventures VII, L.P., a Delaware limited partnership, as the Stockholder Representative (the “Stockholder Representative”). Acquiror, Augmentix Corporation, a Delaware corporation (“Target”), August Merger Sub Corporation, a Delaware corporation and wholly owned subsidiary of Acquiror (the “Merger Sub”), and the Stockholder Representative have entered into an Agreement and Plan of Merger dated as of July 11, 2008 (the “Merger Agreement”). Capitalized terms used herein but not otherwise defined in this Escrow Agreement shall have the meanings ascribed to such terms in the Merger Agreement. Acquiror and the Stockholder Representative are collectively referred to herein as the “Parties”.

RECITALS

WHEREAS, in accordance with and subject to the terms and conditions of the Merger Agreement, the Parties desire to establish a three-part escrow (the “Escrow”) of Notes and cash in the aggregate amount of $4,337,620.13 (the “Escrow Amount”), and consisting of (i) Notes having a principal amount of $2,833,728.83 from the Target Preferred Stockholders and cash in the amount of $66,271.17 from the Target Common Stockholders (the “Indemnity Escrow Fund”), (ii) Notes having a principal amount of $1,307,052.66 from the Target Preferred Stockholders and cash in the amount of $30,567.47 from the Target Common Stockholders (the “GD Escrow Fund”), and (iii) $100,000 in cash from the Target Stockholders in accordance with their Pro Rata Portions (the “Stockholder Representative Fund”).

WHEREAS, the Escrow Agent is willing to act as the escrow agent under this Escrow Agreement to hold the Escrow Funds (as defined below) in an escrow account;

WHEREAS, the Merger Agreement provides for certain rights and obligations of the parties with respect to the parties;

WHEREAS, pursuant to Section 9.9 of the Merger Agreement, the interests of the Target Stockholder will be represented by the Stockholder Representative, or any successor appointed in accordance with the Merger Agreement;

WHEREAS, the Escrow Agreement shall govern the terms upon which the Escrow Agent may distribute the Escrow Funds; and

WHEREAS, pursuant to the terms of the Merger Agreement, the Parties have agreed to enter into this Escrow Agreement.

NOW, THEREFORE, in consideration of the premises and covenants contained herein and in the Merger Agreement, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties intending to be legally bound, hereby agree as follows:

ARTICLE I

DIRECTIONS

1.1 Escrow Funds.

1.1.1 Acquiror, Target and the Stockholder Representative hereby appoint the Escrow Agent as the escrow agent for the Escrow Amount deposited with the Escrow Agent pursuant to this Escrow Agreement for the purposes set forth herein. Each holder of Target Preferred Stock (each, a “Preferred Target Stockholder) shall be deemed to have deposited with the Escrow Agent as part of the Escrow Amount Notes having an aggregate principal amount set forth opposite such Preferred Target Stockholder’s name on Schedule B hereto (collectively, the “Escrow Notes”). Each holder of Target Common Stock (each, a “Common Target Stockholder) shall be deemed to have deposited with the Escrow Agent as part of the Escrow Amount an amount of cash as set forth opposite such Common Target Stockholder’s name on Schedule B hereto (collectively, the “Escrow Common Cash”). Schedule C attached hereto sets forth each target Stockholder’s Pro Rata Portion of the Escrow Funds.

1.1.2 The Escrow Agent hereby accepts appointment as the Escrow Agent and agrees to accept the Escrow Amount deposited in the escrow account and to hold, invest, if applicable, and disburse the Escrow Funds pursuant to the instructions set forth in Articles I and IV hereof.

1.1.3 Pursuant to the terms of the Merger Agreement, Acquiror will deposit the Escrow Amount with the Escrow Agent at the Effective Time. The Escrow Amount shall all be maintained by the Escrow Agent in a separate and segregated account established at the Escrow Agent for the receipt of the Escrow Amount (which separate and segregated account is referred to in this Escrow Agreement as the “Escrow Account”) and shall be held in such Escrow Account. The Escrow Amount that may be held in the Escrow Account from time to time is hereinafter referred to as “Escrow Funds.” Subject to the provisions of Article V, all interest from time to time received on the Escrow Notes, all interest, income and profits from time to time received on the cash issued in redemption of all or part of the Escrow Notes (the “Redemption Cash”) and all dividends, interest, income and profits from time to time received from any Acquiror Stock issued upon conversion of any of the Escrow Notes (all of which dividends, interest, income and profits are collectively referred to in this Escrow Agreement as the “Escrow Notes Income”) shall be paid by the Escrow Agent directly to each Preferred Target Stockholder, taking into account whether such Preferred Target Stockholder is entitled to the Escrow Notes Income resulting from such Preferred Target Stockholder’s Escrow Note, Redemption Cash or Acquiror Stock, or any combination of them, held in the Escrow Account as set forth on Schedule B hereto, and shall not be part of the Escrow Funds. Subject to the provisions of Article V, all interest, income and profits from time to time received on the Escrow Common Cash (all of which interest, income and profits are collectively referred to in this Escrow Agreement as the “Escrow Common Cash Income”) shall be paid by the Escrow Agent directly to each Common Target Stockholder entitled thereto in accordance with Schedule B hereto, and shall not be part of the Escrow Funds. Each payment of Escrow Notes Income and Escrow Common Cash Income shall be distributed promptly by the Escrow Agent upon receipt thereof from Acquiror, following the date hereof until the Escrow Account has been terminated pursuant to this Agreement.

1.1.4 Each Preferred Target Stockholder shall be entitled to receive, upon any distribution of the Escrow Funds in accordance with the terms of this Agreement, a portion of the Escrow Notes then held in the Escrow Account equal to its Note Pro Rata Portion of such portion of the Escrow Notes so distributed, in the form of a new Note with an aggregate principal amount equal to such Preferred Target Stockholder’s Note Pro Rata Portion of such portion of the Escrow Notes so distributed; provided, however, that a Preferred Target Stockholder shall only be entitled to a new Note in connection with such distribution to the extent that such Preferred Target Stockholder continues to own an Escrow

Note, as reflected on Schedule B hereto. “Note Pro Rata Portion” means a fraction, the numerator of which is the portion of the Net Note Consideration that such Target Stockholder is entitled to receive in the Merger and the denominator of which is the aggregate Net Note Consideration issued in the Merger, which Note Pro Rata Portion shall be as set forth on Schedule B hereto. Each Common Target Stockholder shall be entitled to receive, upon any distribution of the Escrow Funds in accordance with the terms of this Agreement, a portion of the Escrow Common Cash then held in the Escrow Account equal to its Cash Pro Rata Portion of such portion of the Escrow Common Cash so distributed. “Cash Pro Rata Portion” means a fraction, the numerator of which is the portion of the Escrow Common Cash that such Common Target Stockholder contributed to the Escrow Amount and the denominator of which is the aggregate amount of Escrow Common Cash contributed by all Common Target Stockholders to the Escrow Amount, which Cash Pro Rata Portion shall be as set forth on Schedule B hereto.

1.1.5 In the event that the Notes are redeemed by Acquiror pursuant to the terms thereof, within three (3) business days of the Redemption Date (as defined in the Notes) Acquiror shall issue and deliver the Redemption Cash to the Escrow Agent to be held in the Escrow Account and, upon any distribution of the Escrow Funds in accordance with the terms of this Agreement, each Preferred Target Stockholder shall be entitled to receive its Note Pro Rata Portion of the Redemption Cash.

1.1.6 In the event that a Preferred Target Stockholder elects to convert all or part of such Preferred Target Stockholder’s Escrow Note pursuant to the terms thereof, within five (5) business days of the conversion date the Escrow Agent will deliver to Acquiror such Preferred Target Stockholder’s Escrow Note along with the appropriate conversion notice converting the appropriate portion of the Escrow Note in accordance with such Preferred Target Stockholder’s instructions (the “Conversion Amount”). Within five (5) business days of the conversion date Acquiror shall, in accordance with the procedures set forth in the Escrow Note, cause the transfer agent to issue and deliver to the Escrow Agent a certificate representing the Acquiror Stock to which such Preferred Target Stockholder is entitled based upon the Conversion Amount and, if applicable, issue and deliver to the Escrow Agent a new Escrow Note with an aggregate principal amount equal to the aggregate principal amount of the Escrow Note converted by such Preferred Target Stockholder less the Conversion Amount.

1.1.7 In the event of a stock dividend, stock split, reverse stock-split, reclassification or combination of shares or exchange of shares, recapitalization or merger, consolidation or other similar event affecting the Acquiror Stock (collectively, a “Recapitalization Transaction”), the number and kind of Acquiror Stock referred to herein shall be appropriately adjusted and references in this Agreement to Acquiror Stock shall refer, as applicable, to the stock, securities, cash, property or other consideration received in exchange for or with respect to such Acquiror Stock pursuant to the terms of the Recapitalization Transaction, as applicable.

1.1.8 Any cash included in the Escrow Account shall be invested in a Wells Fargo Bank Money Market Deposit Account. The Parties understand that amounts on deposit in the MMDA are insured, subject to the applicable rules and regulations of the Federal Deposit Insurance Corporation (FDIC), in the basic FDIC insurance amount of $100,000 per depositor, per insured bank. This includes principal and accrued interest up to a total of $100,000. The Parties understand that amounts on deposit in the MMDA are not secured.

1.1.9 The Parties agree that Schedule B shall be updated from time to time as the form and type of consideration that makes up the Escrow Amount changes (e.g., in the event that a Preferred Target Stockholder converts all or a portion of such Preferred Target Stockholder’s Note held in the Escrow Account (as defined below)). The Escrow Agent shall revise Schedule B as necessary pursuant to the foregoing sentence and in connection with any satisfaction of a Claim or distribution pursuant to this Agreement and submit the revised Schedule B to the Stockholder Representative for approval. Prior to any satisfaction of a Claim or distribution pursuant to this Agreement, the Escrow Agent shall first provide Acquiror and Stockholder Representative with a copy of the schedule of Target Stockholders with the proposed amounts to be deducted from each such Target Stockholder’s Pro Rata Share of the Escrow Funds in satisfaction of a Claim or to be distributed to such Target Stockholders (the “Distribution Schedule”) along with a revised Schedule B that shows the amounts held by each Target Stockholder in the Escrow Account following the proposed satisfaction of Claim or distribution. Acquiror and Stockholder Representative shall review the Distribution Schedule and notify the Escrow Agent in writing of any corrections to, or its approval of, the Distribution Schedule, within ten (10) days. Stockholder Representative shall have full and complete authority to approve the appropriate allocations in connection with a satisfaction of a Claim or a distribution in accordance with the terms of the Stockholder Representative Agreements and Stockholder Representative’s approval of a Distribution Schedule and a revised Schedule B shall be conclusive and binding for all purposes absent manifest error.

1.2 Assignment of Interest. The assignment, transfer, conveyance, or hypothecation of any right, title, or interest in and to the subject matter of this Escrow Agreement (referred to under this Section 1.2 as an “Assignment”) shall be binding upon the Escrow Agent upon delivery of notice to the Escrow Agent of the Assignment and payment to the Escrow Agent of all of its fees, in connection with the Assignment, provided the Escrow Agent has given its written acknowledgement of such Assignment.

1.3 Tax Reporting. For tax reporting purposes, the Acquiror shall be the owner of the Escrow Fund.

1.3.1 Certification of Taxpayer Identification Number. Prior to Closing, the Parties shall provide the Escrow Agent with certified taxpayer identification numbers by furnishing appropriate IRS Forms W-9 or W-8. The Parties understand that if such tax reporting documentation is not so certified to the Escrow Agent, the Escrow Agent may be required by the Internal Revenue Code of 1986, as amended, to withhold a portion of any interest or other income earned on the investment of monies or other property held by the Escrow Agent pursuant to this Escrow Agreement and shall remit such withheld taxes to the appropriate taxing authority.

ARTICLE II

COMPENSATION OF THE ESCROW AGENT

2.1 Compensation. The Escrow Agent shall receive the following consideration as compensation for the performance of its duties hereunder:

2.1.1 The Escrow Agent’s fees, charges, and expenses for all services rendered by it under this Escrow Agreement, as set forth on Schedule A, attached hereto and incorporated by reference; and

2.1.2 Reasonable compensation for services rendered in connection with this Escrow Agreement but not expressly provided for herein and reimbursement for those expenses incurred by the Escrow Agent in rendering such services, including, but not limited to court costs and reasonable attorneys’ fees incurred as a result of any dispute between the Parties arising out of the Escrow Agreement (collectively, “Escrow Fees”).

2.2 Allocation and Payment of Escrow Fees. Acquiror shall pay all Escrow Fees payable pursuant to Section 2.1.1 by direct payment to the Escrow Agent. All Escrow Fees payable pursuant to Section 2.1.2 shall be paid by Acquiror by direct payment to the Escrow Agent, and one-half of such fees shall be deducted from the Escrow Notes, and the Acquiror Stock and Redemption Cash, if applicable, and from the Escrow Common Cash in the same manner as Losses, accordance with the terms of this

Agreement; provided, that any Escrow Fees payable pursuant to this Section 2.1.2 shall not be deemed Losses under the Merger Agreement. The Escrow Agent shall have, and is hereby granted, a prior lien upon any property, cash, or assets of the Escrow Account, with respect to its unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights, superior to the interests of any other persons or entities. The Escrow Agent shall be entitled and is hereby granted the right to set off and deduct any unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights from amounts on deposit in the Escrow Account.

ARTICLE III

PROVISIONS CONCERNING ESCROW AGENT

3.1 Authority of Parties. The Escrow Agent shall be under no duty or obligation to ascertain the identity, authority, and/or rights of the Parties or their agents, but shall, with respect to each of the Parties, rely solely on a certificate, in the forms attached hereto as Exhibit A and Exhibit B, as appropriate, as to the incumbency and signature of the officer executing this Agreement on behalf of such Party.

3.2 Other Agreements. The Escrow Agent shall not be a party to, or bound by, any agreement between the Parties other than this Escrow Agreement; and the Escrow Agent shall have no duty to know or inquire as to the performance or nonperformance of any provision of any such agreement between the Parties.

3.3 Late Payments or Performance. The Escrow Agent may accept any payment or performance required under this Escrow Agreement after the date such payment or performance is due, unless subsequent to such date, but prior to the actual date of payment or performance, the Escrow Agent is instructed in writing by the Parties not to accept such payment or performance.

3.4 Escheat. The Parties are aware that under Texas law, Escrow Funds which are presumed abandoned may escheat to the State of Texas. The Escrow Agent shall have no liability to the Parties, their respective heirs, legal representatives, successors, and assigns, should any or all of the Escrow Funds become escheatable or escheat by operation of law.

3.5 Liability. Escrow Agent undertakes to perform such duties and only such duties as are specifically set forth in this Escrow Agreement, and no implied covenants or obligations shall be read into this Escrow Agreement against Escrow Agent. In the absence of negligence or willful misconduct on its part, Escrow Agent may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to Escrow Agent. Escrow Agent may act upon any instrument, certificate, opinion or other writing believed by it without negligence to be genuine, and shall not be liable in connection with the performance by it of its duties pursuant to the provisions of the Escrow Agreement, except for its own negligence or willful misconduct. Escrow Agent may consult with counsel of its own choice at its own cost (absent such consultation being in response to a dispute between the Parties arising out of this Agreement, in which case, any reasonable legal fees incurred by Escrow Agent shall be paid by Acquiror pursuant to Sections 2.1.2 and 2.2 hereof) and shall have full and complete authorization and protection for any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion of such counsel. Escrow Agent may execute powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys. IN NO EVENT SHALL THE ESCROW AGENT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY SPECIAL, INDIRECT OR CONSEQUENTIAL LOSSES OR DAMAGES OF ANY KIND WHATSOEVER (INCLUDING WITHOUT LIMITATION LOST PROFITS), EVEN IF THE ESCROW AGENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSSES OR DAMAGES AND REGARDLESS OF THE FORM OF ACTION.

3.6 Indemnification. Each of Acquiror, on the one hand, and the Target Stockholders, on the other hand (who shall act through the Stockholder Representative, who has authority to act on the Target Stockholders’ behalf in this regard), agree, severally, and with respect to the Target Stockholders in accordance with their respective Pro Rata Portion of the Indemnity Escrow Fund, to indemnify, defend and hold harmless the Escrow Agent from and against any and all loss, liability, cost, damage or expense whatsoever, including, but not limited to, reasonable attorney’s fees which the Escrow Agent may suffer or incur by reason of any action, claim or proceeding brought against the Escrow Agent arising out of or relating in any way to this Escrow Agreement or any transaction to which this Escrow Agreement relates; provided, however, that no indemnity need be paid in case of any loss, liability, cost, damage or expense finally adjudicated to have been primarily caused by the Escrow Agent’s negligence, bad faith or willful misconduct or breach of this Escrow Agreement. The terms of this Section 3.6 shall survive the termination of this Escrow Agreement and, with respect to claims arising in connection with Escrow Agent’s duties while acting as such, the resignation or removal of the Escrow Agent.

3.7 Disagreements. If any disagreement or dispute arises between the Parties to this Escrow Agreement concerning the meaning or validity of any provision hereunder or concerning any other matter relating to this Escrow Agreement, the Escrow Agent:

3.7.1 Shall be under no obligation to act, except under process or order of court, or until it has been adequately indemnified to its full satisfaction, and shall sustain no liability for its failure to act pending such process, court order or indemnification; and

3.7.2 May, in its sole and absolute discretion, interplead the Escrow Funds or that portion of Escrow Funds it then holds with any court having jurisdiction and name the Parties in such interpleader action. Upon filing the interpleader action, the Escrow Agent shall be relieved of all liability as to the Escrow Funds and shall be entitled to recover from the Parties its reasonable attorneys’ fees and other costs incurred in commencing and maintaining such action. In no event shall the institution of such interpleader action impair the rights of the Escrow Agent described elsewhere in this Escrow Agreement.

ARTICLE IV

DISBURSEMENT OF INDEMNITY ESCROW FUNDS.

4.1 Disbursement by Escrow Agent. The Escrow Agent hereby agrees to accept the Indemnity Escrow Funds deposited in the Escrow Account and to hold, invest, if applicable, and disburse the Indemnity Escrow Funds pursuant to the instructions set forth in this Articles IV.

4.2 Disbursement Prior to the Termination Date.

4.2.1 An Acquiror Indemnitee, from time to time on or prior to the expiration of the Indemnity Escrow Fund Period (as defined below) may make a Claim to some or all of the Indemnity Escrow Funds by simultaneously delivering to the Escrow Agent and Stockholder Representative the written notice of the Claim required to be delivered to the Stockholder Representative pursuant to the Merger Agreement, together with a certificate (a “Claim Certificate”) setting forth: (i) the specific representation, warranty, covenant or agreement alleged to have been breached; (ii) the nature and amount of the claim asserted, together with sufficient facts relating thereto so that the Indemnitor may reasonably evaluate such claim; and (iii) a calculation or good faith estimate, if such can be reasonably calculated, of the aggregate Losses to which the Indemnitee believes it is entitled in connection with the claim (the “Claimed Amount”).

4.2.2 Unless the Escrow Agent receives from the Stockholders Representative a notice (an “Objection Notice”) within 30 days after receipt of a Claim Certificate by Escrow Agent, the Escrow

Agent shall release to the Indemnitee, an amount of the Indemnity Escrow Funds equal to the Claimed Amount in accordance with the instructions set forth in such Claim Certificate. Any Objection Notice shall be sent contemporaneously to the Indemnitee and shall set forth: (i) reasonable detail regarding the reason for such dispute or objection, and (ii) the portion of the Claim set forth in the Claim Certificate, if any, for which there is no dispute or objection. If the Stockholder Representative only objects to a portion of the Claimed Amount, such Objection Notice shall instruct the Escrow Agent to release, and the Escrow Agent shall release, to the Indemnitee in accordance with this Section 4.2.2 an amount of the Indemnity Escrow Funds equal to the portion of the Claimed Amount that is not contested by the Stockholder Representative.

4.2.3 In the event that the Stockholder Representative simultaneously delivers to the Escrow Agent and Acquiror an Objection Notice to any Claim Certificate within the time period specified in Section 4.2.2, the Escrow Agent shall not release the amount of the Indemnity Escrow Funds relating to the contested portion of the Claim Amount until the Escrow Agent receives a Determination. For purposes of this Agreement, a “Determination” shall mean: (i) a written instrument delivered to the Escrow Agent that is executed by both the Stockholder Representative and the Acquiror and that instructs the Escrow Agent as to the disbursement of some or all of the Indemnity Escrow Funds, or (ii) an arbitration decision pursuant to Section 9.8 of the Merger Agreement or a final non-appealable order of a court of competent jurisdiction, a copy of which is delivered to the Escrow Agent by either Acquiror or the Stockholder Representative that instructs the Escrow Agent as to the disbursement of some or all of the Indemnity Escrow Funds.

4.2.4 In the event the Indemnity Escrow Funds are not sufficient to pay in full any amount payable to Acquiror under this Section 4.2, the Escrow Agent shall pay to Acquiror such Indemnity Escrow Funds that are available.

4.2.5 Distributions of any assets comprising the Indemnity Escrow Funds in satisfaction of a Claim pursuant to the terms of the Merger Agreement and this Agreement shall be made ratably, in accordance with each Preferred Target Stockholder’s Note Pro Rata Portion and each Common Target Stockholder’s Cash Pro Rata Portion, in the following manner:

4.2.5.1 First, any Claim shall be satisfied from the Escrow Notes and/or any Acquiror Stock issued upon conversion of any of the Escrow Notes and the Escrow Common Cash.

4.2.5.2 Second, any Claim shall be satisfied from the Redemption Cash.

4.2.5.3 No Target Stockholder shall be required to pay more than such Target Stockholder’s Pro Rata Portion of any Claim and the Escrow Agent shall distribute Indemnity Escrow Funds in satisfaction of a Claim in the foregoing manner only to the maximum extent it may do so without causing a Target Stockholder to pay more or less than such Target Stockholder’s Pro Rata Portion of such Claim.

4.2.6 To the extent that a Claim is satisfied from the Escrow Notes, the Escrow Agent shall deliver the Escrow Notes to Acquiror for cancellation and within three (3) business days thereafter, Acquiror shall issue and deliver to the Escrow Agent new Escrow Notes, each with an aggregate principal amount equal to the aggregate principal amount of the corresponding Escrow Note delivered for cancellation less the Pro Rata Portion of the Claim deducted from such Escrow Note. Furthermore, Acquiror shall distribute ratably to each Preferred Target Stockholder the Escrow Notes Income accrued on each Escrow Note through the date of the payment of the Claim with respect to the portion of the principal amount of each Escrow Note used to satisfy the Pro Rata Portion of the Claim.

4.2.7 To the extent that a Claim is satisfied from Acquiror Stock in the Escrow Account, then the Escrow Agent shall deliver the certificate or certificates representing Acquiror Stock to the transfer agent for the Acquiror Stock with instructions, and any other documents as may reasonably be required by such transfer agent, to issue a certificate to Acquiror representing an aggregate number of shares of Acquiror Stock having a value equal to the amount of the Claim to be satisfied from such Acquiror Stock and, if applicable, to issue new certificates (one for each Preferred Target Stockholder that continues to hold Acquiror Stock in the Escrow Account) to the Escrow Agent representing the remainder of the Acquiror Stock to remain as part of the Indemnity Escrow Funds. The value of the Acquiror Stock to be distributed shall be determined as set forth in Section 4.2.8 hereof.

4.2.8 Substitution of Cash or Acquiror Stock. In the event a Claim is paid from the Indemnity Escrow Fund pursuant to the Merger Agreement, each holder of the Target Preferred Stock shall have the option, in its sole discretion, to satisfy such holder’s Pro Rata Portion of the Claim by delivering, in lieu of the Notes otherwise to be released from the Indemnity Escrow Funds (i) an amount of cash equal to such holder’s Pro Rata Portion of such Claim or (ii) an aggregate number of shares of Acquiror Stock having an aggregate fair market value equal to such holder’s Pro Rata Portion of the Claim. The fair market value for each share of the Acquiror Stock for the purposes of the foregoing sentence shall be deemed to be the greater of (i) $2.50 (as adjusted for stock splits, stock dividends, combinations, recapitalizations and the like with respect to the Acquiror Stock) or (ii) the average of the closing or bid prices (whichever is applicable) of the Acquiror Stock over the twenty (20) trading day period ending three (3) trading days prior to the date of the settlement of the Claim.

4.3 Disbursement Upon Release Dates. Except as provided in the remainder of this paragraph, the Escrow Account shall be in existence immediately following the Effective Time and shall terminate at 5:00 p.m., Austin, Texas time, on the date (the “Indemnity Escrow Expiration Date”) two years after the Effective Date (the period of time from the Effective Time through and including the Escrow Expiration Date, is referred to as the “Indemnity Escrow Fund Period”). Prior to the Indemnity Escrow Expiration Date, Acquiror shall promptly, and in any event no later than five (5) business days following the event requiring disbursement, provide written notice in accordance with Section 7.3 below instructing the Escrow Agent to disburse Indemnity Escrow Funds to the Target Stockholders in accordance with Section 4.4 to the extent required by and in accordance with Section 9.9(b)(ii) of the Merger Agreement. Upon the Indemnity Escrow Expiration Date, the Escrow Agent shall distribute the remainder of any Indemnity Escrow Funds, less any portion of the Indemnity Escrow Funds made for Claims and any reserves for unresolved Claims, to the Target Stockholders in accordance with Section 4.4.

4.4 Method of Disbursement. Any distribution of all or a portion of the Indemnity Escrow Fund to the Target Stockholders shall be made in accordance with Schedule B hereto. Distributions to the Target Stockholders shall be made in the following manner:

4.4.1 With respect to any particular Target Stockholder, when a distribution from the Indemnity Escrow Funds is required to be made to such Target Stockholder pursuant to the terms of this Agreement, the Escrow Agent shall make distributions of such Target Stockholder’s share of the Indemnity Escrow Funds in the following order:

4.4.1.1 First, the Escrow Agent shall distribute Escrow Common Cash and Redemption Cash, if any.

4.4.1.2 Second, the Escrow Agent shall distribute Acquiror Stock to a Preferred Target Stockholder if such Preferred Target Stockholder has converted all or a portion of such Preferred Target Stockholder’s Escrow Note into Acquiror Stock.

4.4.1.3 Third, the Escrow Agent shall distribute each Preferred Target Stockholder’s Note Pro rata Portion of the aggregate principal amount of the Escrow Notes to be distributed.

4.4.1.4 Notwithstanding the foregoing, if a Preferred Target Stockholder has converted all of such Target Stockholder’s Escrow Note into Acquiror Stock prior to any redemption of such Escrow Note, then such Preferred Target Stockholder shall only be entitled to receive the Acquiror Stock that resulted from such conversion.

4.4.1.5 In the event of a distribution of an Escrow Note or Acquiror Stock, the Escrow Agent shall take the actions directed to cause the Escrow Note or Acquiror Stock so distributed to be an Escrow Note, or a certificate representing Acquiror Stock, as applicable, issued in the name of the appropriate Preferred Target Stockholder as set forth below.

4.4.1.6 Each Target Stockholder shall be entitled to such Target Stockholder’s Pro Rata Portion of any distribution pursuant to this Agreement and the Escrow Agent shall distribute Indemnity Escrow Funds in the foregoing manner only to the maximum extent it may do so without causing a Target Stockholder to receive more or less than such Target Stockholder’s Pro Rata Portion of such distribution.

4.4.2 With respect to any portion of the Indemnity Escrow Funds to be released that includes the Escrow Notes, the Escrow Agent shall deliver the Escrow Notes to Acquiror for cancellation and within three (3) business days thereafter, Acquiror shall issue and deliver to each Target Stockholder entitled thereto in accordance with Schedule B hereof, a new Note representing such Target Stockholder’s Note Pro Rata Portion of the Escrow Notes being distributed and, if applicable, Acquiror shall issue and deliver to the Escrow Agent new Escrow Notes, each with an aggregate principal amount equal to the aggregate principal amount of the corresponding Escrow Note delivered for cancellation less the Note Pro Rata Portion of the distribution deducted from such Escrow Note.

4.4.3 With respect to any portion of the Indemnity Escrow Funds to be released that includes Redemption Cash, the Escrow Agent shall deliver to each Preferred Target Stockholder an amount of cash equal to such Preferred Target Stockholder’s Note Pro Rata Portion of the Redemption Cash.

4.4.4 In the event that a Preferred Target Stockholder has elected to convert all or a portion of such Preferred Target Stockholder’s Escrow Note, then the Escrow Agent shall deliver the certificate representing such Preferred Target Stockholder’s Acquiror Stock to the transfer agent for the Acquiror Stock with instructions, and any other documents as may reasonably be required by such transfer agent and in the Escrow Agent’s control, to issue a new certificate to such Preferred Target Stockholder representing shares of Acquiror Stock having a value equal to the lesser of (i) the value to which such Target Stockholder is entitled in connection with such distribution or (ii) all of the shares of Acquiror Stock to which such Target Stockholder is entitled, and, if applicable, to issue a new certificate representing the remainder of the Acquiror Stock to the Escrow Agent to remain as part of the Indemnity Escrow Funds. The value of the Acquiror Stock to be distributed shall be determined as set forth in Section 4.2.8 hereof, but using the distribution date in lieu of the settlement date.

4.4.5 With respect to any portion of the Indemnity Escrow Fund to be released that includes Escrow Common Cash, the Escrow Agent shall deliver to each Common Target Stockholder an amount of immediately available funds equal to such Common Target Stockholder’s Cash Pro Rata Portion of the Escrow Common Cash.

4.4.6 Notwithstanding anything herein or in the Merger Agreement to the contrary, any Claim against a Target Stockholder for a breach of a representation, warranty or covenant of such Target Stockholder in connection with the Merger (a “Particular Claim”) may only be satisfied out of such Target Stockholder’s Pro Rata Share of the Indemnity Escrow Funds and no Target Stockholder shall have any liability to an Acquiror Indemnitee out of the Indemnity Escrow Funds or otherwise for any Particular Claim against another Target Stockholder.

4.4.7 The Escrow Agent’s sole obligation with respect to the distribution of an Escrow Note or Acquiror Stock shall be to deliver such Escrow Note or Acquiror Stock and associated stock powers to the appropriate party (if the entire amount of such Escrow Note or Acquiror Stock are being released) or to deliver such Escrow Note or Acquiror Stock and associated stock powers to the note or stock transfer agent for the Escrow Note or Acquiror Stock along with appropriate instructions to (a) issue new certificates in the name of the person or party in the amount of Escrow Notes or Acquiror Stock such person or party is entitled to receive and (b) issue new certificates for the balance of such Escrow Notes or Acquiror Stock. The Escrow Agent shall have no liability in the event of any mistake, delay or failure to act on the part of the note or stock transfer agent for the Escrow Note or Acquiror Stock.

ARTICLE V

DISBURSEMENT OF EXPENSE FUNDS

5.1 Expense Fund Property.

5.1.1 In accordance with ARTICLE I of this Agreement, on behalf of the Target Stockholders and the Stockholder Representative, and for the sole benefit of the Stockholder Representative, an expense fund account shall be established to pay the Stockholder Representative’s reasonable expenses incurred in its sole discretion in connection with the negotiation of, and the performance and administration of all of its duties under the Merger Agreement and this Agreement and any other agreement entered into by the Stockholder Representative on behalf of the Target Stockholders as contemplated by the Merger Agreement, or reasonably relating to the foregoing, including but not limited to, any expenses incurred in connection with the registration of the Acquiror Stock, enforcing the Stockholder Representative Agreements or negotiating and executing amendments thereto, giving and receiving notices under the Stockholder Representative Agreements, defending or pursuing Claims, and any other actions on behalf of the Target Stockholders as the Stockholder representative may deem necessary or appropriate in its sole judgment to accomplish the foregoing (an “Expense Fund Claim”). Pursuant to the terms of the Merger Agreement, Acquiror will deposit the Stockholder Representative Fund with the Escrow Agent at the Effective Time (the “Expense Fund Property”). Each Target Stockholder shall be deemed to have deposited with the Escrow Agent as part of the Expense Fund Property its Pro Rata Share of the Expense Fund Property. The Expense Fund Property shall all be maintained by the Escrow Agent in a separate and segregated account established at the Escrow Agent for the receipt of the Expense Fund Property (which separate and segregated account is referred to in this Escrow Agreement as the “Expense Fund Account”) and shall be held in such Expense Fund Account. All interest, income and profits from time to time received on the Expense Funds (all of which interest, income and profits are collectively referred to in this Escrow Agreement as the “Expense Funds Income Amount”) shall be paid by the Escrow Agent directly to each Target Stockholder entitled thereto in accordance with Schedule B hereto, and shall not be part of the Expense Funds. Each payment of Expense Funds Income Amount shall be distributed on each June 30 and December 31 (or on the first business day thereafter), following the date hereof until the Expense Fund Account has been terminated pursuant to this Agreement. Notwithstanding the foregoing, the Expense Funds Income Amount shall not be distributed to the Target Stockholders at any time after the date that the Stockholder Representative shall have delivered written notice to the Escrow Agent of an Expense Fund Claim with respect to the

Expense Funds Income Amount. The Expense Fund Property that may be held in the Expense Fund Account from time to time, together with the Expense Funds Income Amount, is hereinafter referred to as “Expense Funds.”

5.1.2 The Escrow Agent hereby agrees to accept the Expense Fund Property deposited in the Expense Fund Account and to hold, invest, if applicable, and disburse the Expense Funds pursuant to the instructions set forth in this Articles V.

5.1.3 For tax reporting purposes, the Target Stockholders shall be the owners of the Expense Fund, as allocated by Target Stockholder on Schedule B hereto.

5.2 Distribution of Expense Fund Property. The Escrow Agent is directed to hold and distribute the Expense Fund Property in the following manner:

5.2.1 Distribution to Target Stockholders.

5.2.1.1 Upon the later to occur of the disbursement of all Indemnity Escrow Funds pursuant to Article IV or the fifth business day following the date (the “Expense Fund Release Date”) that there are no unresolved Claims, the Escrow Agent shall deliver to the Target Stockholders, in accordance with their respective Pro Rata Portions as set forth on Schedule B hereto, all of the Expense Fund Property, less any Expense Fund Property that may be subject to delivery to the Stockholder Representative with respect to any pending Expense Fund Claim for which an Expense Fund Notice of Claim (as hereinafter defined) shall have been delivered pursuant to Section 5.2.1.2 hereof prior to the Expense Fund Release Date.

5.2.1.2 Each notice of an Expense Fund Claim will be in the form of a certificate signed and delivered by the Stockholder Representative to the Escrow Agent and will set forth a good faith estimate of the reasonable expenses incurred by Stockholder Representative in connection with the negotiation of and the performance and administration of its duties under the Stockholder Representative Agreements (an “Expense Fund Notice of Claim”).

5.3 Transfer of Expense Fund Property Following Expense Fund Notice of Claim. Any Expense Fund Notice of Claim received pursuant to Section 5.2.1.2 above shall be resolved as follows:

5.3.1 Upon receipt of an Expense Fund Notice of Claim, to the extent the aggregate amount of prior Expense Fund Claims that have been satisfied out of the Expense Fund Property does not exceed $100,000, then the Escrow Agent shall distribute to the Stockholder Representative cash having a value equal to the lesser of (i) the amount of the Expense Fund Claim included in such Expense Fund Notice of Claim, or (ii) the difference between $100,000 and the aggregate amount of prior Expense Fund Claims that have been satisfied out of the Expense Fund Property (the “Initial Expense Fund Balance”). To the extent that the amount of an Expense Fund Claim in an Expense Fund Notice of Claim exceeds the then Initial Expense Fund Balance (an “Expense Fund Excess Claim”), then the Escrow Agent shall distribute to the Stockholder Representative the Escrow Notes Income, the Escrow Common Cash Income and the Expense Fund Income until such Expense Fund Excess Claim is satisfied in full. In the event that an Expense Fund Excess Claim is not satisfied, prior to the distribution of any of the Indemnity Escrow Funds to the Target Stockholders the Escrow Agent shall first satisfy the Expense Fund Excess Claim from the Indemnity Escrow Funds; provided, that (i) the Expense Fund Excess Claim shall be subordinate to any Claims, (ii) the Expense Fund Excess Claim shall be payable to Stockholder Representative out of the Indemnity Escrow Funds only to extent the Indemnity Escrow Funds are not required to satisfy any Claims, and (iii) no payment of the Expense Fund Excess Claim shall be made from the Indemnity Escrow Funds to Stockholder Representative until the Indemnity Escrow Expiration Date.

5.3.2 In the event that the Stockholder Representative shall be entitled to receive any Expense Fund Property hereunder in satisfaction of an Expense Fund Claim, the Escrow Agent shall deliver to the Stockholder Representative an amount of cash equal to the Expense Fund Claim.

5.3.3 Any amount owed to the Stockholder Representative hereunder, as determined pursuant to this Section 5.3, will be promptly payable to the Stockholder Representative by distributions of immediately available funds on behalf of the Target Stockholders. The amount of cash to be set aside and payable with respect to any Expense Fund Claim shall equal the value of such Expense Fund Claim. Notwithstanding anything to the contrary contained in this Section 5.3, the Escrow Agent shall not be required to determine the correctness of any calculation set forth in any Expense Fund Notice of Claim.

5.4 For purposes of federal and other Taxes based on income, the Target Stockholders shall be treated as the owners of the Expense Fund Property, commencing with the date when such Expense Fund Property is delivered to the Escrow Agent, in accordance with their Pro Rata Portions and the parties will file all tax returns and reports consistent with the foregoing. The Target Stockholders shall report all income, if any, that is earned on, or derived from, the Expense Fund Property as their income (in accordance with their Pro Rata Portions) in the taxable year or years in which such income is properly includable and pay any Taxes attributable thereto.

ARTICLE VI

DISBURSEMENT OF GD ESCROW FUNDS

6.1 GD Escrow Funds. The Escrow Agent hereby agrees to accept the GD Escrow Funds deposited in the Escrow Account and to hold, invest, if applicable, and disburse the GD Escrow Funds pursuant to the instructions set forth in this Articles VI. For tax reporting purposes, Acquiror shall be the owner of the GD Escrow Funds.

6.2 Disbursement. Except as provided in the remainder of this paragraph, the Escrow Account shall be in existence immediately following the Effective Time and shall terminate at 5:00 p.m., Austin, Texas time, on the date (the “GD Escrow Expiration Date”) one year after the Effective Date. Prior to the GD Escrow Expiration Date, Acquiror shall promptly, and in any event no later than five (5) business days following the event requiring disbursement, provide written notice in accordance with Section 7.3 below instructing (a “GD Disbursement Instruction”) the Escrow Agent to disburse GD Escrow Funds to the Target Stockholders in accordance with Section 6.3 to the extent required by and in accordance with Section 9.9(b)(i) of the Merger Agreement. Except to the extent instructed to disburse GD Escrow Funds to the Target Stockholders in accordance with a GD Disbursement Instruction, the Escrow Agent shall distribute to Acquiror any GD Escrow Funds not subject to disbursement pursuant to a GD Disbursement Instruction on the earlier to occur of (i) five (5) business days following receipt of a GD Disbursement Instruction and (ii) the GD Escrow Expiration Date.

6.3 Method of Disbursement. Any distribution of GD Escrow Funds to the Target Stockholders pursuant to a GD Disbursement Instruction shall be made in accordance with Schedule B hereto. Distributions to the Target Stockholders shall be made in the following manner:

6.3.1 With respect to any particular Target Stockholder, when a distribution from the GD Escrow Funds is required to be made to such Target Stockholder pursuant to the terms of this Agreement, the Escrow Agent shall make distributions of such Target Stockholder’s share of the GD Escrow Funds in the following order:

6.3.1.1 First, the Escrow Agent shall distribute Escrow Common Cash and Redemption Cash, if any.

6.3.1.2 Second, the Escrow Agent shall distribute Acquiror Stock to a Preferred Target Stockholder if such Preferred Target Stockholder has converted all or a portion of such Preferred Target Stockholder’s Escrow Note into Acquiror Stock.

6.3.1.3 Third, the Escrow Agent shall distribute each Preferred Target Stockholder’s Note Pro rata Portion of the aggregate principal amount of the Escrow Notes to be distributed.

6.3.1.4 Notwithstanding the foregoing, if a Preferred Target Stockholder has converted all of such Target Stockholder’s Escrow Note into Acquiror Stock prior to any redemption of such Escrow Note, then such Preferred Target Stockholder shall only be entitled to receive the Acquiror Stock that resulted from such conversion.

6.3.1.5 In the event of a distribution of an Escrow Note or Acquiror Stock, the Escrow Agent shall take the actions necessary to cause the Escrow Note or Acquiror Stock so distributed to be an Escrow Note, or a certificate representing Acquiror Stock, as applicable, issued in the name of the appropriate Preferred Target Stockholder as set forth below.

6.3.1.6 Each Target Stockholder shall be entitled to such Target Stockholder’s Pro Rata Portion of any distribution pursuant to this Agreement and the Escrow Agent shall distribute GD Escrow Funds in the foregoing manner only to the maximum extent it may do so without causing a Target Stockholder to receive more or less than such Target Stockholder’s Pro Rata Portion of such distribution.

6.3.2 With respect to any portion of the GD Escrow Funds to be released that includes the Escrow Notes, the Escrow Agent shall deliver the Escrow Notes to Acquiror for cancellation and within three (3) business days thereafter, Acquiror shall issue and deliver to each Target Stockholder entitled thereto in accordance with Schedule B hereof, a new Note representing such Target Stockholder’s Note Pro Rata Portion of the Escrow Notes being distributed and, if applicable, Acquiror shall issue and deliver to the Escrow Agent new Escrow Notes, each with an aggregate principal amount equal to the aggregate principal amount of the corresponding Escrow Note delivered for cancellation less the Note Pro Rata Portion of the distribution deducted from such Escrow Note.

6.3.3 With respect to any portion of the GD Escrow Funds to be released that includes Redemption Cash, the Escrow Agent shall deliver to each Preferred Target Stockholder an amount of cash equal to such Preferred Target Stockholder’s Note Pro Rata Portion of the Redemption Cash.

6.3.4 In the event that a Preferred Target Stockholder has elected to convert all or a portion of such Preferred Target Stockholder’s Escrow Note, then the Escrow Agent shall deliver the certificate representing such Preferred Target Stockholder’s Acquiror Stock to the transfer agent for the Acquiror Stock with instructions, and any other documents as may reasonably be required by such transfer agent, to issue a new certificate to such Preferred Target Stockholder representing shares of Acquiror Stock having a value equal to the lesser of (i) the value to which such Target Stockholder is entitled in connection with such distribution or (ii) all of the shares of Acquiror Stock to which such Target Stockholder is entitled, and, if applicable, to issue a new certificate representing the remainder of the Acquiror Stock to the Escrow Agent to remain as part of the GD Escrow Funds. The value of the Acquiror Stock to be distributed shall be determined as set forth in Section 4.2.8 hereof, but using the distribution date in lieu of the settlement date.

6.3.5 With respect to any portion of the GD Escrow Fund to be released that includes Escrow Common Cash, the Escrow Agent shall deliver to each Common Target Stockholder an amount of cash equal to such Common Target Stockholder’s Cash Pro Rata Portion of the Escrow Common Cash.

ARTICLE VII

GENERAL TERMS AND CONDITIONS

7.1 Extension of Benefits. This Escrow Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the respective heirs, legal representatives, successors, and assigns of all of the Parties and the Escrow Agent.

7.2 Governing Law. This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to applicable principles of conflicts of law.

7.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed sent, given and delivered: (i) immediately if given by personal delivery, (ii) one day after deposit with an overnight delivery service, (iii) three days after deposit in the mail via registered or certified mail (return receipt requested) to the parties at the following address (or at such other address for a party as shall be specified by like notice) and (iv) by Electronic Notice as provided below:

(a)	if to Acquiror, to:

Entorian Technologies Inc.

8900 Shoal Creek Blvd.

Suite 125

Austin, Texas 78757

Attention: Chief Executive Officer

Email: wliberman@entorian.com

with a copy (which shall not constitute notice) to:

Entorian Technologies Inc.

8900 Shoal Creek Blvd.

Suite 125

Austin, Texas 78757

Attention: General Counsel

Email: slucie@entorian.com

(c)	if to the Stockholder Representative, to:

Centennial Ventures VII, L.P.

4605 Post Oak Place Drive

Suite 202

Houston, Texas 77027

Attn: David C. Hull

with a copy (which shall not constitute notice) to:

Andrews Kurth LLP

111 Congress Avenue

Suite 1700

Austin, Texas 78701

Attention: J. Matthew Lyons

(d)	if to a Target Stockholder, to the address set forth for such Target Stockholder set forth on Schedule B.

Any party may change any address to which notice is to be given to it by giving notice as provided above of such change of address.

An electronic communication (“Electronic Notice”) shall be deemed written notice for purposes of this Section 7.3 if sent with return receipt requested to the electronic mail address specified by the receiving party in signed writing in a nonelectronic form. Electronic Notice shall be deemed received at the time the party sending Electronic Notice receives verification of receipt by the receiving party. Any party receiving Electronic Notice may request and shall be entitled to receive the notice on paper, in a nonelectronic form (“Nonelectronic Notice”) which shall be sent to the requesting party within ten (10) days of receipt of the written request for Nonelectronic Notice.

7.4 Entire Agreement. This Escrow Agreement and the Merger Agreement for the sole purpose of the definition of terms not otherwise defined herein set forth the entire agreement and understanding of the Escrow Agent with respect to the Escrow and of the Parties with respect to the Escrow Agent. Notwithstanding the preceding sentence, should a conflict exist between this Escrow Agreement and the Merger Agreement, the Parties shall be bound by the terms and conditions of the Merger Agreement and such terms of the Merger Agreement shall prevail over the conflicting terms of this Escrow Agreement.

7.5 Amendment. This Escrow Agreement may be amended, modified, superseded, rescinded, or canceled only by a written instrument executed by the Parties and the Escrow Agent.

7.6 Waivers. The failure on any party to the Agreement at any time or times to require performance of any provision under this Escrow Agreement shall in no manner affect the right at a later time to enforce the same performance. A waiver by any party to the Agreement of any such condition or breach of any term, covenant, representation, or warranty contained in this Escrow Agreement, in any one or more instances, shall neither be construed as a further or continuing waiver of any such condition or breach nor a waiver of any other condition or breach of any other term, covenant, representation, or warranty contained in this Escrow Agreement.

7.7 Headings. Section headings of this Escrow Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions of this Escrow Agreement.

7.8 Counterparts. This Escrow Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.

7.9 Resignation or Removal of Escrow Agent. The Escrow Agent may resign by giving thirty (30) days notice to the Parties. The Parties may remove the Escrow Agent at any time by furnishing to the Escrow Agent a written notice of its removal. Such resignation or removal, as the case may be, shall be effective upon delivery of such notice. Upon such notice, a successor Escrow Agent shall be appointed with the mutual consent of the Parties. Such successor Escrow Agent shall become the Escrow Agent hereunder upon delivery of the Escrow Funds to it. If the Parties are unable to agree upon a successor Escrow Agent within 30 days after such notice, the Escrow Agent shall be entitled to apply to a court of competent jurisdiction for the appointment of a successor. The Escrow Agent shall continue to serve until its successor accepts its appointment as escrow agent and receives the Escrow Funds. The Parties shall have the right at any time upon their mutual consent to substitute a new Escrow Agent by giving notice thereof to the Escrow Agent then acting. Upon its resignation and delivery of the Escrow Funds as set forth in this Section 6.9, the Escrow Agent shall be discharged of and from any and all future obligations arising in connection with the escrow contemplated by this Agreement, except for liabilities that may have resulted from Escrow Agent’s own misconduct or willful negligence.

7.10 Severability. In the event that any part of this Escrow Agreement is declared by any court or other judicial or administrative body to be null, void, or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Escrow Agreement shall remain in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties to this Escrow Agreement have each caused this Escrow Agreement to be duly executed as of the date first set forth above.

ENTORIAN TECHNOLOGIES INC.

By:	/s/ Wayne Lieberman

WELLS FARGO BANK, N.A., as Escrow Agent

By:	/s/ Nancye Patterson

STOCKHOLDER REPRESENTATIVE

CENTENNIAL VENTURES VII, L.P., a Delaware limited partnership

By:	Centennial Holdings VII, LLC,
its General Partner

By:	/s/ David Hull